

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 21, 2011

Mr. Robert Baskind
Chief Executive Officer
Tilden Associates, Inc.
300 Hempstead Turnpike
West Hempstead, NY 11552

> **Re:** **Tilden Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-K/A Am.1 for the Fiscal Year Ended December 31, 2009**
> **Filed January 6, 2011**
> **File No. 000-30754**

Dear Mr. Baskind:

We have reviewed your amended Form 10-K/A filed on January 6, 2011 and have the following comments. As noted in our comment letter dated September 10, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K/A Am.1 for the fiscal year ended December 31, 2009

Management's Report on Internal Control over Financial Reporting

1. We note your attempt to comply with Item 308 of Regulation S-K and comment seven of our letter dated September 10, 2010 however, we are not able to locate management's conclusion regarding effectiveness of internal control over financial reporting or the framework used by you to evaluate effectiveness. Please amend your filing and revise to include management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective and identify the framework you used to evaluate effectiveness. Refer to Item 308T(a)(2) and (3) of Regulation S-K.

Mr. Robert Baskind
Tilden Associates, Inc.
January 21, 2011
Page 2

Consolidated Balance Sheets, page F-3

2. We note in response to prior comment nine of our letter dated September 10, 2010 and comment two of our letter dated October 28, 2010 you have included footnote six in your amended Form 10K filed January 6, 2011. In future filings please revise the balance sheet line-item reference to business acquisitions to be more consistent with your response indicating the deposits represent deposits on franchises and repossessed repair shops.

Consolidated Statements of Cash Flows, page F-5

3. We note your effort to comply with comment 11 of our letter dated September 10, 2010. However the intent of our comment was aimed at reclassifying the $18,700 recorded as miscellaneous operating income to non- operating income within your consolidated statement of operations, not to reclassify it from a non-cash reconciling item to an investing activity within your statement of cash flows. The comment was initially included under the cash flow header only as a reference because the $18,700 write-down was clearly identifiable here and it marked the location where the item first came to our attention during our review. Please revise accordingly in future filings.

Note 1 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

4. We note your accounting policy for revenue recognition was not expanded to include the manner in which revenue is recognized for each type of transaction. In accordance with comment 12 of our letter dated September 10, 2010 please expand your policy in future filings.

Note 4 – Intangible Assets, page F-10

5. It remains unclear to us how accumulated amortization exceeds the balance representing trademarks which appears to be the only intangible asset amortized. Please revise your disclosure in future filings to reflect the gross carrying amount and accumulated amortization for intangible assets subject to amortization as well as the estimated aggregate amortization expense for each of the five succeeding fiscal years as requested in comment 15 of our letter dated September 10, 2010. Show us what your disclosure will look like revised.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

  You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

        Sincerely,

        /s/ Andrew Mew

        Andrew Mew
        Accounting Branch Chief